                                                                                                                                          Filed by GTECH S.p.A.
                                                                pursuant to Rule 425 under the Securities Act of 1933
                                                                            and deemed to be filed pursuant to Rule 14a-12
                                         under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
                                                     Filer’s SEC File No.: 333-146050
                                                                         Date: August 4, 2014

The article below is an excerpt from a newsletter made available to GTECH’s employees on August 1, 2014

Maintaining Status Quo In R.I.
The Providence Journal; July 17, 2014

At the worldwide headquarters for GTECH S.p.A., employees gathered in small groups Wednesday to learn how the company’s $6.4-billion acquisition of International Game Technology Inc. will affect the lottery giant. The deal will merge GTECH, the world’s largest lottery-systems provider, with IGT, the world’s largest slot-machine maker that has expanded into commercial and social gaming.

“We don’t physically come together legally until the transaction closes,” which is expected in the first half of 2015, Donna Kimmel told about 40 employees gathered in a seventh-floor conference room. “For us, as GTECH employees, it is business as usual. You will work with your customers as you normally would.”

But there’s a caveat, said Kimmel, senior vice president of human resources. An “integration team” from both companies will work over the next year to hammer out details about how the new company will be structured and if employees will be affected.

GTECH has about 1,000 workers in Rhode Island — at its Providence headquarters, West Greenwich technology center, Providence call center and Coventry manufacturing facility, said Angela G. Wiczek, vice president of corporate communications. GTECH employs 8,500 people worldwide.

The deal announced Wednesday marks another global shift for a company that got its start in Providence in 1976 when Guy Snowden and Victor Markowicz co-founded a gaming software and consulting firm called Gaming Dimensions Inc.

“We will be joining two iconic gaming companies that are leaders in their categories and have literally driven the growth and innovation of the government-sponsored and commercial segments since their beginnings,” said GTECH’s CEO Marco Sala, who splits his time between the company’s Providence and Rome offices. “ … Once this transaction is concluded, we will have created the world’s leading end-to-end gaming company.”

IGT makes and sells 40 percent to 50 percent of the world’s slot machines, said Robert K. Vincent, GTECH’s senior vice president of human resources and public affairs. GTECH makes about 2 percent.

IGT’s move into commercial gaming also complements GTECH’s strategy that was set a year ago, Vincent said. He pointed to IGT’s move into social gaming, including its 2012 acquisition of Double Down Interactive LLC, one of the largest social casino sites and the maker of slot machine-like games for Facebook.

The deal makes GTECH a much larger player in the $430-billion global gambling business at a time when the industry is grappling with slower growth, competition from online gaming and consolidation. The transaction is GTECH’s biggest ever, according to data compiled by Bloomberg.

“GTECH has been trying to increase its share of the U.S. slot machine business, and this does that in a significant way,” Todd Eilers, director of research at Eilers Research LLC in Anaheim Hills, Calif., told Bloomberg News.

According to the deal, GTECH will pay $18.25 in cash and stock for each IGT share, or a total of $4.7 billion. The total transaction value is about $6.4 billion, including GTECH’s assumption of about $1.75 billion in IGT debt.

The combined company would have more than $6 billion in revenue and more than $2 billion in earnings before interest, taxes, depreciation and amortization, GTECH said.

A new holding company — which Vincent said has yet to be named — will be based in the United Kingdom and will be listed on the New York Stock Exchange. The new company will maintain operating headquarters in Providence, Rome and Las Vegas, the home of IGT.

The corporate offices in Rome resulted from the 2006 acquisition of GTECH by Lottomatica, S.p.A., operator of Italy’s Lotto. The Italian company later took the GTECH name, and Lottomatica became an operating subsidiary. Vincent said the actual location of the holding company in the United Kingdom has not been identified.  The firm needed to maintain a European Union presence because of its Italian licenses, he said, and the United Kingdom was an attractive option because the companies already employed 500 people there. While the U.K. location may favorably affect the company’s tax rate, Vincent said taxes “were not a major factor in the decision.”
Sala will serve as CEO of the new holding company and will take one of 13 seats on the new company’s board of directors. It’s too early to say whether some Rhode Island employees may move to the new holding company’s location, Vincent said.

GTECH has grown exponentially since its two founders incorporated a new company in 1980 that took the name GTECH when it went public in 1983. Over time, Vincent said many of the company’s most high-value, highly compensated employees went to work in Providence, running global finance, human resources, centralized products and services, and operations in North and South America.  “Those activities are focused on our core business and will remain so,” Vincent said.

Cautionary Statement Regarding Forward Looking Statements

This release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo (as such term is defined in the GTECH’s press release of July 16, 2014), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:

Robert K. Vincent
GTECH S.p.A.
Corporate Communications
T: (401) 392 7452

Simone Cantagallo
GTECH S.p.A.
Media Communications
T. (+39) 06 51899030